FEF Distributors, LLC

Statement of Financial Condition
December 31, 2019

Filed as PUBLIC information to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51483

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FEF Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chun Fong — (212) 698-3451
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Chun Fong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FEF Distributors, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York)
County of New York)

Sworn to before me this 20th day of February, 2020

Signature

Chief Financial Officer

Title

Notary Public

TIFFANY N NILSON
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01NI6095373
Qualified in Kings County
Commission Expires October 14, 2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	
Statement of financial condition	2
Notes to statement of financial condition	3 - 7



EY

**Building a better
working world**

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and the Directors of
FEF Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FEF Distributors, LLC (the "Company")
as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement
presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in
conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an
opinion on the Company's financial statement based on our audit. We are a public accounting firm registered
with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be
independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable
rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan
and perform the audit to obtain reasonable assurance about whether the financial statement is free of material
misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of
material misstatement of the financial statement, whether due to error or fraud, and performing procedures that
respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts
and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and
significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2013.

New York, NY

February 28, 2020

1

FEF Distributors, LLC

Statement of Financial Condition

December 31, 2019

CONFIDENTIAL

Assets

Cash and cash equivalents	$	20,307,166
Commissions receivable		359,575
Receivable from parent		117,892
Other assets		293,282
Total assets	$	21,077,915

Liabilities and Member's Equity

Liabilities

12b-1 fees payable	$	18,668,862
Accounts payable and accrued expenses		89,667
Total liabilities		18,758,529
Member's equity		2,319,386
Total liabilities and member's equity	$	21,077,915

See notes to statement of financial condition.

1) **Organization**

Nature of operations: FEF Distributors, LLC (the "Company") is a non-clearing registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of First Eagle Investment Management, LLC (the "Parent").

The Company is engaged in the distribution of shares of the First Eagle group of mutual funds ("FE Funds"). As of December 31, 2019, the FE Funds consist of eight 1940 Act registered funds: First Eagle Global Fund, First Eagle Overseas Fund, First Eagle U.S. Value Fund, First Eagle Gold Fund, First Eagle High Yield Fund, First Eagle Global Income Builder Fund, First Eagle Fund of America, and First Eagle Overseas Variable Fund. The Company also engages in private placements of securities solely as wholesale placement agent. The private placement activities are limited to advising on or facilitating the placement of direct participation program securities, effecting private securities offerings, and retail or institutional sales and trading activities.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i), as the Company is a broker-dealer limited to the distribution of shares of mutual funds and private placements of securities solely as wholesale placement agent. The Company also does not hold customer accounts or receive customer cash or securities.

2) **Significant Accounting Policies**

a) **Basis of presentation**: The statement of financial condition of the Company is prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC"). All of the Company's assets and liabilities that are considered financial instruments are reflected at fair value. The carrying value of all other assets and liabilities approximates fair value.

b) **Use of estimates**: The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ from these estimates.

c) **Cash and cash equivalents**: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition. Cash equivalents may consist of investments with stable net asset value ("NAV") money market funds which are valued based on NAV per share as an acceptable proxy of fair value. The Company maintains deposits with financial institutions in an amount that is in excess of federally insured limits. The Company does not have any restricted cash.

d) **Securities**: The Company does not carry customer accounts and generally does not carry any securities on its own account. Securities, if any, are traded in active markets and are valued using

quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency that are classified within appropriate level of the fair value hierarchy in accordance with ASC 820.

e) **12b-1 income:** The Company earns fees for providing certain ongoing distribution and marketing support services for the FE Funds based on their respective prospectuses. 12b-1 income is earned based on basis points of average net assets in the FE Funds, 25 basis points on Class A and Y, 100 basis points on Class C, 35 basis points on R3 shares and 10 basis points on R4 shares. As a result, 12b-1 income is recognized over time as FE Funds simultaneously receive and consume the benefit from the 12b-1 services performed by the Company. The Company uses estimates in recording the accruals related to 12b-1 income, which are based on historical trends and are adjusted to reflect market conditions for the period covered. As of December 31, 2019, receivables from these fees were $66,400 and are reflected in receivable from parent.

f) **Commissions receivables:** Included in Commissions revenues are underwriting retention, contingent deferred sales charges and 12b-1 fee commission. Semi-monthly the Company earns underwriting retention as underwriter of FE Funds and contingent deferred sales charge on redemptions of Class C shares prior to specified holding period. These revenues are derived from fees based on purchase and sale of FE Funds' shares. Underwriting retention revenue is based on the number of mutual fund positions purchased. Contingent deferred sales charges are based on number of mutual fund positions sold. The Company, as underwriter of the FE Funds, earns up to 50 basis points on sales charges of Class A shares. Contingent deferred sales charge is 1% fee charged on redemptions of Class C shares prior to specified holding period. The Company also receives quarterly 12b-1 fee commission payments where there are no default dealers. As of December 31, 2019, receivables from these fees were $359,575 and are reflected in commissions receivable.

g) **12b-1 fees:** The Company accrues 12b-1 fees to non-affiliated financial institutions for marketing, promotional and shareholder services on behalf of the FE Funds. The fees are based on contracted amounts and are paid monthly or quarterly, in accordance with the respective agreements. As of December 31, 2019, 12b-1 fees payable of $18,668,862 is reflected on the statement of financial condition.

h) **Income taxes:** The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. The Company does not file any tax returns, but its taxable income is reported as part of the Parent's tax returns. The Parent is an LLC treated as a partnership and does not have tax liabilities in most jurisdictions but rather passes through its taxable income to its members. The Parent files a tax return with New York City ("NYC"), where it is liable for unincorporated business tax ("UBT"). The Company has a tax sharing arrangement with the Parent, whereby the Parent is reimbursed for taxes incurred from the results of the Company's operations, based on an apportionment factor attributed to NYC, multiplied by the applicable UBT rate.

3) Assets and Liabilities

As of December 31, 2019, the Company held no investments in securities.

4) Contingencies

In the normal course of business operations, the Company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions, but the Company is unable to predict the outcome of these matters. However, management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition.

5) Related-Party Transactions

The Company accrues 12b-1 and commissions revenues from the FE Funds for the distribution of shares of the FE Funds. Receivables from the FE Funds as of December 31, 2019 were $359,575 and are included in commissions receivable on the statement of financial condition.

Pursuant to a Purchase and Sales Agreement between the Company and the Parent, the Company sells certain receivables due from the FE Funds each business day to the Parent as a form of facilitating cash settlement of its revenue recognized from the FE Funds. The funds received from this Purchase and Sale Agreement are subsequently disbursed to non-affiliated financial institutions for the marketing and promotion of the FE Funds. For the year ended December 31, 2019, receivables totaling $122,769,314 were sold to the Parent of which $66,400 remains receivable from the parent as of December 31, 2019 and is reflected as a component of receivable from parent in the statement of financial condition.

The Company accrues monthly administrative fees to the Parent for ongoing administrative services provided to the Company in accordance with the Service Agreement between the Company and the Parent. The fees are allocated to the Company based on headcount and percentages of wages and time spent by certain employees of the Parent, and include services such as personnel, rent, telecommunication, and corporate services. As of December 31, 2019, the amount receivable from the Parent for administrative services is $51,067 and is included as a component of receivable from parent on the statement of financial condition.

6) Income Taxes

U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented on the statement of financial condition. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Since the Company is treated as a disregarded entity for tax purposes through December 31, 2019,

management has determined that there are no material uncertain income tax positions for the Company. As of December 31, 2019, taxes receivable was $425 and is included as a component of receivable from the parent on the statement of financial condition.

7) Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subjected to Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC and capital rules of FINRA. The Company has elected to use the Alternative Net Capital method permitted by the Rule, which requires the Company to maintain minimum "net capital" equal to the greater of $250,000 or 2% of aggregate debit items arising from the reserve formula, as defined by the Rule. Net capital changes from day to day. At December 31, 2019, the Company had net capital of $1,548,637, resulting in excess net capital of $1,298,637. The minimum net capital requirements may restrict the payment of distributions.

8) Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

9) New Accounting Pronouncements

Leases
In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). The amendments in this ASU require that the recognition of lease assets and lease liabilities on the balance sheet for those leases classified as operating leases. In addition, the ASU requires that the cost or benefit of the lease is recognized over the lease term on a straight-line basis and all cash payments are classified as operating activities. For public business entities (other than public business entities that will adopt Topic 842 as of the effective date for all other entities based on the relief in ASC 842-10-S65-1), the guidance is effective for financial statements issued for annual periods beginning after 15 December 2018, and interim periods within those annual periods. Early adoption is permitted.

The Company is allocated a portion of occupancy related payments from the Parent, pursuant to the Service Agreement discussed in Note 5. As the Company does not have the right to obtain substantially all of the economic benefits from the use of the asset, nor have the right to direct how and for what purposes the asset can be used, the Company does not hold any operating lease within the scope of the ASU. The adoption of this new accounting standard did not result in any impact to the statement of financial condition.

Current Expected Credit Loss (CECL)

In June 2016, the FASB issued new guidance amending the current incurred loss impairment methodology. The new standard amends the methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This ASU will change how companies measure credit losses on most financial instruments, including accounts receivable. Companies will be required to estimate lifetime expected credit losses, which is generally expected to result in earlier recognition of credit losses. The guidance is effective for periods beginning after December 15, 2019.

The Company will adopt the new credit loss accounting standard effective as of January 1, 2020 using the modified retrospective approach. The Company has assessed the impact of this guidance and currently believes adoption will not impact the statement of financial condition amounts.

10) Subsequent Events

The Company evaluated all subsequent events, including the Company's ability to continue as a going concern, for potential recognition and/or disclosure and concluded there were no subsequent events through February 28, 2020, the date the statement of financial condition was available to be issued and approved by the Company's management.